Alexandra Capital Corp.
300 - 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H3

December 14, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Alexandra Capital Corp. (the “Company”)
Amendment No. 3 to Form 20-FR (12g)
Filed December 8, 2015
File No. 000-55509

We write in response to your letter of December 11, 2015 regarding the above referenced amended registration statement on Form 20 FR(12g). Concurrently with this response we have filed a fourth amendment to the registration statement addressing your comments. For your ease of reference, our responses to your comments are numbered below in a corresponding manner:

Item 18. Financial Statements, page 54

1. Please include the audited financial statements for the years ended November 30, 2013 and 2012 under this heading.

Response: We have included the financial statements for the years ended November 30, 2013 and 2012 under Item 18 of our amended Form 20-F.

Financial Statements for the Fiscal Years Ended November 30, 2013 and 2012

Independent Auditors’ Report, page 101

2. Please refer to Item 17(c) of Form 20-F and AU 341.13 and amend your filing to provide a revised independent auditor’s report that:

•	indicates management’s responsibility that the financial statements are in accordance with IFRS as issued by the IASB;

•	indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States); and

•	includes an opinion on whether the financial statements comply with IFRS as issued by the IASB.

Response: We have included an audit report as requested under Item 18 of our amended Form 20-F.

We trust the foregoing is in order, however please contact the undersigned should you required additional information. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALEXDANRA CAPITAL CORP.

Per:	/s/Blake Olafson
Mr. Blake Olafson
Chief Executive Officer